WHITE & CASE

Studio Legale Associato a White & Case
Via dell'Annunciata, 7
20121 Milan, Italy

Tel. +39 02 6200 101
Fax +39 02 6200 1099
www.whitecase.com

04035821

July 21, 2004

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") and hereby transmit to you the following documentation and information required to be submitted pursuant to the Rule.

A. English version of the following document filed with Borsa Italiana S.p.A., the Italian stock exchange:

   1. Notice given pursuant to Consob Issuers Regulation Article 131, paragraph 2 dated 9 July 2004.

B. English versions of the following press releases:

   1. Modification of the Company share capital dated June 29, 2004; and

   2. Notifications pursuant to Article 131 of the Consob Regulation on Issuers dated July 3, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Dlw 7/28

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,

James A. Gerard

JAG:jag

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

File Number 82-5126
Attachment: A1

BNP PARIBAS S.A. ENTE CASSA DI RISPARMIO DI FIRENZE SANPAOLO IMI S.P.A.

NOTICE GIVEN AS PER CONSOB ISSUERS REGULATION

ARTICLE 131 PARAGRAPH 2

With reference to the block shareholders' syndicate agreement on the matter of ordinary shares of Cassa di Risparmio di Firenze S.p.A., which was signed on November 15th, 1999 and whose expiry date was extended to January 13th, 2005, the members of the agreement pact announce that, following the capital share increases effective in the first half of 2004, the breakdown of the shares allocated to the block shareholders' agreement has been changed and now reads :

Syndicate Agreement Block Members:	N. of shares allocated to the syndicate agreement block	Current Breakdown: (Capital shares divided into 1,133,216,335 ordinary shares)	Previous Breakdown: (Capital shares divided into 1,087,985,125 ordinary shares)
Ente Cassa di Risparmio di Firenze	234.042.968	20,653%	21,512%
Sanpaolo IMI S.p.A.	159.574.751	14,082%	14,667%
BNP Paribas S.A.	74.468.217	6,571%	6,845%
Total:	**468.085.936**	**41,306%**	**43,023%**

An extract of the Syndicate Agreement can be found under the company's section in Consob's website: www.consob.it or can be consulted at the company headquarters.

File Number 82-5126
Attachment: B1

BANCA CR FIRENZE

MODIFICATION OF THE COMPANY SHARE CAPITAL

We herewith advise of the new composition of share capital, which has changed as a result of the following circumstances:

- On June 23rd 2004 Fondazione Cassa di Risparmio della Spezia subscribed and paid up 44,666,603 newly issued ordinary shares, thus executing the resolution approving a reserved capital increase passed by the extraordinary meeting of shareholders of Banca CR Firenze SpA on April 26th 2004
- On June 24th some beneficiaries of the stock option plan approved by the Board of Directors on October 16th 2000 exercised their right to subscribe newly issued shares, for a total of 88,575 shares.

Attestations pursuant to Article 2444 of the Italian Civil Code were lodged for entry in the Florence Companies Register on June 28th 2004.

	PRESENT SHARE CAPITAL			**PREVIOUS SHARE CAPITAL**		
	Euro	*Number of shares*	*Face Value*	*Euro*	*Number of shares*	*Face Value*
Total *of which*	645,933,310.95	1,133,216,335	0.57	620,422,859.49	1,088,461,157	0.57
Ordinary Shares *(full entitlement) Coupon n° 5*	645,933,310.95	1,133,216,335	0.57	620,422,859.49	1,088,461,157	0.57

Florence, June 29th, 2004

File Number 82-5126
Attachment: B2

BANCA CR FIRENZE

Notifications pursuant to Article 131
of the Consob Regulation on Issuers

With reference to the agreements entered into between the Cassa di Risparmio di Firenze S.p.A. (hereinafter "CR Firenze") and the Fondazione Cassa di Risparmio della Spezia (hereinafter 'Fondazione") dated 16 July 2003, and on the basis of which the same parties informed the public via an announcement in Il Sole-24Ore of 26 July 2003, notification is hereby given that on 23 June 2004, the capital increase in CR Firenze reserved for the Fondazione was executed, the latter subscribing 44,666,603 newly issued shares, representing 3.942% of the new share capital.

The non-binding undertaking by CR Firenze to propose to the shareholders the nomination of a Director appointed by the Fondazione to its own Board of Directors has been postponed to a new deadline. This new deadline has been fixed as the expiry date of the three-year term of office of the current CR Firenze Board of Directors (shareholders' meeting to approve the 2005 financial statements), or any prior date on which the nomination of a Director shall take place due to discontinuance of current members.

July 3rd, 2004

BNP PARIBAS S.A. | ENTE CASSA DI RISPARMIO DI FIRENZE | SANPAOLO IMI S.P.A.

NOTICE GIVEN AS PER CONSOB ISSUERS REGULATION
ARTICLE 131 PARAGRAPH 2

With reference to the block shareholders' syndicate agreement on the matter of ordinary shares of Cassa di Risparmio di Firenze S.p.A., which was signed on November 15th, 1999 and whose expiry date was extended to January 13th, 2005, the members of the agreement pact announce that, following the capital share increases effective in the first half of 2004, the breakdown of the shares allocated to the block shareholders' agreement has been changed and now reads :

Syndicate Agreement Block Members:	N. of shares allocated to the syndicate agreement block	Current Breakdown: (Capital shares divided into 1,133,216,335 ordinary shares)	Previous Breakdown: (Capital shares divided into 1,087,985,125 ordinary shares)
Ente Cassa di Risparmio di Firenze	234.042.968	20,653%	21,512%
Sanpaolo IMI S.p.A.	159.574.751	14,082%	14,667%
BNP Paribas S.A.	74.468.217	6,571%	6,845%
Total:	**468.085.936**	**41,306%**	**43,023%**

An extract of the Syndicate Agreement can be found under the company's section in Consob's website: www.consob.it or can be consulted at the company headquarters.

File Number 82-5126
Attachment: B1

BANCA CR FIRENZE

MODIFICATION OF THE COMPANY SHARE CAPITAL

We herewith advise of the new composition of share capital, which has changed as a result of the following circumstances:

- On June 23rd 2004 Fondazione Cassa di Risparmio della Spezia subscribed and paid up 44,666,603 newly issued ordinary shares, thus executing the resolution approving a reserved capital increase passed by the extraordinary meeting of shareholders of Banca CR Firenze SpA on April 26th 2004
- On June 24th some beneficiaries of the stock option plan approved by the Board of Directors on October 16th 2000 exercised their right to subscribe newly issued shares, for a total of 88,575 shares.

Attestations pursuant to Article 2444 of the Italian Civil Code were lodged for entry in the Florence Companies Register on June 28th 2004.

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	*Number of shares*	*Face Value*	*Euro*	*Number of shares*	*Face Value*
Total *of which*	645,933,310.95	1,133,216,335	0.57	620,422,859.49	1,088,461,157	0.57
Ordinary Shares *(full entitlement)* *Coupon n° 5*	645,933,310.95	1,133,216,335	0.57	620,422,859.49	1,088,461,157	0.57

Florence, June 29th, 2004

File Number 82-5126
Attachment: B2

BANCA CR FIRENZE

Notifications pursuant to Article 131
of the Consob Regulation on Issuers

With reference to the agreements entered into between the Cassa di Risparmio di Firenze S.p.A. (hereinafter "CR Firenze") and the *Fondazione* Cassa di Risparmio della Spezia (hereinafter 'Fondazione") dated 16 July 2003, and on the basis of which the same parties informed the public via an announcement in Il Sole-24Ore of 26 July 2003, notification is hereby given that on 23 June 2004, the capital increase in CR Firenze reserved for the Fondazione was executed, the latter subscribing 44,666,603 newly issued shares, representing 3.942% of the new share capital.

The non-binding undertaking by CR Firenze to propose to the shareholders the nomination of a Director appointed by the Fondazione to its own Board of Directors has been postponed to a new deadline. This new deadline has been fixed as the expiry date of the three-year term of office of the current CR Firenze Board of Directors (shareholders' meeting to approve the 2005 financial statements), or any prior date on which the nomination of a Director shall take place due to discontinuance of current members.

July 3rd, 2004